                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No. 10)*

                   MIAMI COMPUTER SUPPLY CORPORATION
        -------------------------------------------------------
                           (Name of Issuer)

                             COMMON STOCK
        -------------------------------------------------------
                     (Title of Class of Securities)

                              593261 10 0
        -------------------------------------------------------
                             (CUSIP Number)

                             Timothy G. Ewing
                             Ewing & Partners
                             2200 Ross Avenue
                              Suite 4660 West
                            Dallas, Texas  75201
                              (214) 999-1900
        -------------------------------------------------------
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 17, 1998
            ---------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 12 Pages

----------------------                           ----------------------
CUSIP NO. 593261 10 0                              Page 2 of 12 Pages
----------------------                           ----------------------


-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Ewing & Partners
-----------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP            (a)  ( )

                                                              (b)  ( )
-----------------------------------------------------------------------------

3.  SEC USE ONLY
-----------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    WC
-----------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                                     ( )
 Not applicable
-----------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
-----------------------------------------------------------------------------

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
   1,425,191
-----------------------------------------------------------------------------

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
-----------------------------------------------------------------------------

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
   1,425,191
-----------------------------------------------------------------------------

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
-----------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
    1,425,191
-----------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                ( )
-----------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.31%
-----------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
     PN
-----------------------------------------------------------------------------

----------------------                            ----------------------
CUSIP NO. 593261 10 0                                Page 3 of 12 Pages
----------------------                            ----------------------

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Value Partners, Ltd.
-----------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP            (a) ( )

                                                              (b) ( )
-----------------------------------------------------------------------------

3.  SEC USE ONLY
-----------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    WC
-----------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                                     ( )
 Not applicable
-----------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
-----------------------------------------------------------------------------

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
   1,425,191
-----------------------------------------------------------------------------

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
-----------------------------------------------------------------------------

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
   1,425,191
-----------------------------------------------------------------------------

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
-----------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
    1,425,191
-----------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                ( )
-----------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.31%
-----------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
     PN
-----------------------------------------------------------------------------

----------------------                           ----------------------
CUSIP NO. 593261 10 0                              Page 4 of 12 Pages
----------------------                           ----------------------

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Timothy G. Ewing SARSEP IRA Account
-----------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP            (a) ( )

                                                              (b) ( )
-----------------------------------------------------------------------------

3.  SEC USE ONLY
-----------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    PF
-----------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURS Not applicable                                                    ( )
-----------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
-----------------------------------------------------------------------------

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    2,175
-----------------------------------------------------------------------------

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
-----------------------------------------------------------------------------

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    2,175
-----------------------------------------------------------------------------

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
-----------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     2,175
-----------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                ( )
-----------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.02%
-----------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
     EP
-----------------------------------------------------------------------------

----------------------                           ----------------------
CUSIP NO. 593261 10 0                             Page 5 of 12 Pages
----------------------                           ----------------------

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Timothy G. Ewing IRA Account
-----------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP            (a) ( )

                                                              (b) ( )
-----------------------------------------------------------------------------

3.  SEC USE ONLY
-----------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    PF
-----------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                                     ( )
 Not applicable
-----------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
-----------------------------------------------------------------------------

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    41,628
-----------------------------------------------------------------------------

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
-----------------------------------------------------------------------------

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    41,628
-----------------------------------------------------------------------------

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
-----------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     41,628
-----------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                ( )
-----------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.39%
-----------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
     EP
-----------------------------------------------------------------------------

----------------------                           ----------------------
CUSIP NO. 593261 10 0                              Page 6 of 12 Pages
----------------------                           ----------------------


                    Amendment No. 10 to SCHEDULE 13D

     This statement ("Amendment No. 10") amends the Schedule 13D, Amendment No. 1 ("Amendment No. 1"), Amendment No. 2 ("Amendment No. 2"), Amendment No. 3 ("Amendment No. 3"), Amendment No. 4 ("Amendment No. 4"), Amendment No. 5 ("Amendment No. 5"), Amendment No. 6 ("Amendment No. 6"), Amendment No. 7 ("Amendment No. 7"), Amendment No. 8 ("Amendment No. 8") and Amendment No. 9 ("Amendment No. 9") to the Schedule 13D filed by Value Partners, Ltd. ("VP"), Ewing & Partners (formerly known as Fisher Ewing Partners) ("E&P"), the Timothy G. Ewing SARSEP IRA Account (the "Account") and the Timothy G. Ewing IRA Account (the "IRA") with the Securities and Exchange Commission on November 20, 1996, December 24, 1996, January 10, 1997, April 18, 1997, May
22, 1997, June 5, 1997, July 8, 1997, October 9, 1997, February 17, 1998, and
July 10, 1998 respectively, with respect to the shares of common stock, no par value per share ("Common Stock"), of Miami Computer Supply Corporation, an Ohio corporation (the "Issuer"). The Schedule 13D and Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9 are collectively referred to herein as the "Schedule 13D" where the context so permits. All defined terms refer to terms defined herein and in the Schedule 13D, and Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9. Notwithstanding this Amendment No. 10, the Schedule 13D and Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9 speak as of their respective dates. The Schedule 13D is amended only to the extent set forth below:

     Item 3.  Source and Amount of Funds or Other Consideration.
     ----------------------------------------------------------

     The following table sets forth the date of purchase, number of shares of the Issuer's Common Stock purchased and total purchase price of such shares for the transactions by VP in the Issuer's Common Stock not previously reported on VP's Schedule 13D. VP's source of funds for such purchases was its working capital (i.e., its partnership capital account).


 Date of Purchase      No. of Shares Purchased       Total Purchase Price
 ----------------      -----------------------       --------------------

September 4, 1998              87,000                   $1,218,025.00

September 10, 1998             10,000                     $150,650.00

September 17, 1998             25,000                     $403,150.00

September 17, 1998             12,500                     $201,587.50

September 18, 1998             10,000                     $155,025.00

September 21, 1998             5,000                      $81,275.00

September 22, 1998             10,000                     $153,775.00


     Item 5.  Interest in Securities of the Issuer.
     ---------------------------------------------
               a. The aggregate number of shares of the Issuer's Common Stock beneficially owned by VP as of September 17, 1998 was 1,425,191, representing 13.31% of the Issuer's 10,708,254 outstanding shares of Common Stock as of August 11, 1998, the date of the filing of the Form 10-Q by the Issuer with the Securities and Exchange Commission. The Account directly (and Mr. Ewing indirectly) beneficially owns 2,175 shares of the Issuer's Common Stock, which represents 0.02% of the Issuer's outstanding shares of Common Stock as of August

----------------------                            ----------------------
 CUSIP No. 593261                                    Page 7 of 12
----------------------                            ----------------------

     11, 1998. The IRA directly (and Mr.Ewing indirectly) beneficially owns 41,628 shares of the Issuer's Common Stock, which represents 0.39% of the Issuer's outstanding shares of Common Stock as of August 11, 1998. Except with respect to shares owned by the Account or the IRA, none of E&P, EAM or Mr. Ewing directly owns any shares of Common Stock. By reason of the provisions of Rule 13d-3 under the Exchange Act, each of E&P, EAM and Mr. Ewing may be deemed to beneficially own the 1,468,994 shares of Common Stock owned by VP, the Account and the IRA, but E&P and EAM disclaim the beneficial ownership of all 1,468,994 shares, and Mr. Ewing disclaims the beneficial ownership of 1,425,191 shares, pursuant to Rule 13d-4.

               b. VP has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it through its general partner, E&P, and E&P acts solely through its general partners, EAM and Mr. Ewing. Accordingly, each of E&P and Mr. Ewing may be deemed to have sole voting and dispositive power with respect to the shares of Issuer's Common Stock owned by VP.

               Mr. Ewing has the sole power to vote and dispose of the shares of Common Stock owned by the Account and the IRA.

               c. Except as disclosed in Amendment No. 9 or this Amendment No. 10, none of VP, E&P, EAM or Mr. Ewing, the Account or the IRA has effected any transaction in the Issuer's Common Stock within the past 60 days.

               d. No person or entity other than VP has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by VP.

               No person or entity other than the Account has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Account.

               No person or entity other than the IRA has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the IRA.

               e.   Not applicable.

     Item 6.  Contracts, Arrangements, Understandings or Relationships
     -----------------------------------------------------------------
     with Respect to Securities of the Issuer
     ---------------------------------------

     As of the date of the execution of this Amendment No. 10, (except for the separate custodial account agreements for the Account and the IRA by and between Mr. Ewing and Fiduciary Trust Company, the custodian of such accounts, which Mr. Ewing does not believe to be applicable under this
     Item 6), none of VP, E&P, EAM or Mr. Ewing, the Account or the IRA is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock, other than the agreement among VP, E&P, EAM, Mr. Ewing, the Account and the IRA

----------------------                           ----------------------
CUSIP NO. 593261 10 0                              Page 8 of 12 Pages
----------------------                           ----------------------


     with respect to the filing of this Amendment No. 10 and any amendments thereto, which agreement is attached as Exhibit A hereto.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
     Exhibit A -- Agreement among VP, E&P, EAM and Mr. Ewing, the Account and the IRA with respect to the filing of Amendment No. 10 to the Schedule 13D.













               [This space intentionally left blank.]

----------------------                           ----------------------
CUSIP NO. 593261 10 0                                Page 9 of 12
----------------------                           ----------------------

                              SIGNATURES


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 10 to the Schedule 13D is true, complete and correct.


Value Partners, Ltd.

By:  Ewing & Partners,
     its General Partner


     /s/Timothy G. Ewing
     -------------------------
     Timothy G. Ewing, Partner

Date:     September 23, 1998


Ewing & Partners


By:  /s/Timothy G. Ewing
     -------------------------

Timothy G. Ewing SARSEP IRA


By:  /s/Timothy G. Ewing
     -------------------------
     Timothy G. Ewing
     Beneficiary

Date:     September 23, 1998


Timothy G. Ewing IRA


By:  /s/Timothy G. Ewing
     -------------------------
     Timothy G. Ewing
     Beneficiary

Date:     September 23, 1998

----------------------                            -----------------------
CUSIP NO. 593261 10 0                               Page 10 of 12 Pages
----------------------                            -----------------------


                             EXHIBIT A

                             AGREEMENT
                             ---------
     This will confirm the agreement by and among all of the undersigned that the Amendment No. 10 to the Schedule 13D filed on or about September 23, 1998, and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Common Stock of Miami Computer Supply Corporation, an Ohio corporation, is being filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Value Partners, Ltd.

By:  Ewing & Partners,
     its General Partner


     /s/Timothy G. Ewing
     -------------------
     Timothy G. Ewing, Partner

Date:     September 23, 1998

Ewing & Partners


By:  /s/Timothy G. Ewing
     -------------------
     Timothy G. Ewing, Partner

Date:     September 23, 1998

Timothy G. Ewing SARSEP IRA


By:  /s/Timothy G. Ewing
     -------------------
     Timothy G. Ewing
     Beneficiary

Date:     September 23, 1998

Timothy G. Ewing IRA


By:  /s/Timothy G. Ewing
     -------------------
     Timothy G. Ewing
          Beneficiary

Date:     September 23, 1998

-----------------------                            ----------------------
 CUSIP No. 593261 10 0                              Page 11 of 12 Pages
-----------------------                            ----------------------
                             SIGNATURES


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 10 to the Schedule 13D is true, complete and correct.


Value Partners, Ltd.

By:  Ewing & Partners,
     its General Partner


     /s/ Timothy G. Ewing
     -------------------------
     Timothy G. Ewing, Partner

Date:     September 23, 1998


Ewing & Partners


By:  /s/ Timothy G. Ewing
     -------------------------
     Timothy G. Ewing, Partner

Date:     September 23, 1998


Timothy G. Ewing SARSEP IRA


By:  /s/ Timothy G. Ewing
     -------------------------
     Timothy G. Ewing
     Beneficiary

Date:     September 23, 1998


Timothy G. Ewing IRA


By:  /s/ Timothy G. Ewing
     ---------------------------
     Timothy G. Ewing
     Beneficiary

Date:     September 23, 1998

-----------------------                              ----------------------
CUSIP No. 593261 10 0                                  Page 12 of 12 Pages
-----------------------                              ----------------------
                               EXHIBIT A

                                AGREEMENT
                                ---------
     This will confirm the agreement by and among all of the undersigned that the Amendment No. 10 to the Schedule 13D filed on or about September 23, 1998, and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Common Stock of Miami Computer Supply Corporation, an Ohio corporation, is being filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Value Partners, Ltd.

By:  Ewing & Partners,
     its General Partner


     /s/ Timothy G. Ewing, Partner
     -----------------------------
     Timothy G. Ewing, Partner

Date:     September 23, 1998

Ewing & Partners


By:  /s/ Timothy G. Ewing
     -------------------------
     Timothy G. Ewing, Partner

Date:     September 23, 1998

Timothy G. Ewing SARSEP IRA


By:  /s/ Timothy G. Ewing
     --------------------------------
     Timothy G. Ewing
     Beneficiary

Date:     September 23, 1998

Timothy G. Ewing IRA


By:  /s/Timothy G. Ewing
     --------------------------------
     Timothy G. Ewing
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